September 4, 2024

Carlos Sardinas
Chief Financial Officer
Laser Photonics Corp
1101 N. Keller Road, Suite G
Orlando , FL 32810

       Re: Laser Photonics Corp
           Form 10-K for the fiscal year ended December 31, 2023
           Filed April 19, 2024
           Amendment 1 to Form 10-K for the fiscal year ended December 31, 2023 Filed August 28, 2024
           Form 10-Q for the period ended June 30, 2024
           Filed August 29, 2024
           File No. 001-41515
Dear Carlos Sardinas:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment 1 to Form 10-K for the fiscal year ended December 31, 2023 Financial Statements and Supplementary Data, page 58

1.     We note that you have presented    Distribution to affiliate    as a
reduction to APIC and
       operating cash flows. We also noted similar presentations in your financial statements for the period ended March 31, 2024. Please tell us the nature of these transactions and the basis for your accounting treatments.
2. Please label each column of the restated financial statements as such on the face of each respective financial statement.
 September 4, 2024
Page 2
Controls and Procedures, page 59

3. We note that you have removed the disclosures related to material weaknesses and revised your conclusion regarding the effectiveness of internal control over financial reporting
       (ICFR) stating that it was effective as of December 31, 2023. Considering that you have restated your financial statements for the fiscal year ended December 31, 2023 to correct errors identified by your auditor, it is unclear how you concluded that your disclosure controls and procedures (DCP) and ICFR were effective. Further, your Form 10-Q disclosures stated that you have concluded that your DCP was not effective as of March
       31, 2024 and June 30, 2024, while indicating that there was no material changes in your
       ICFR since December 31, 2023. If management has determined that material weaknesses existed in relation to the errors identified and therefore, ICFR and DCP are ineffective, please amend your filing to disclose this information.
Note 1. Organization and Description of Business, page F-6

4. We note that you removed the disclosure regarding the substantial doubt about the
       Company   s ability to continue as a going concern, while the going
concern paragraph
       continues to be included in the audit report. Please revise to include the deleted disclosure or explain why you do not believe such revision should be made. Refer to ASC 205-40-
       50.
5. An Item 4.02 Form 8-K was required to be filed within four business days of concluding that your previously issued financial statements as of and for the year ended December
       31, 2023 should no longer be relied upon. Please file the required Item
4.02 Form 8- K.
       Further, include details of any any subsequent 10-Q filings that are impacted as well, if applicable. Refer to General Instruction B.1 and Item 4.02 of Form 8-K. Exhibits

6.     We note that the management   s certifications included in Exhibits
31.1, 31.2, 32.1, and
       32.2 are dated April 16, 2024. Please include updated certifications that are dated as of the date you file your amendment.
Form 10-Q for the period ended June 30, 2024
Condensed Statements of Stockholders' Equity (Deficit), page 6

7. We note that the net loss balance for the period ended March 31, 2024 does not agree with the balance in your financial statements included in the Form 10-Q for the period ended
       March 31, 2024. We also note that ($1,019,687), previously presented as Distribution to
       affiliate   , is not included here. Please revise your disclosures to
explain and quantify the
       revisions you made to the financial statements for the period ended March 31, 2024 and file an amended Form 10-Q/A, if the changes are material.
 September 4, 2024
Page 3
Note 1 - Basis of Presentation
Restatement of Q2 2023, page 7

8. We note your disclosure regarding the restatement of Q2 2023 and that your system of record current financials is the basis for the financials as they are presented, not the prior
       Q2 2023 filing. Please confirm that the errors were limited to the period of Q2 2023.
Note 6. Related Party Transactions, page 16

9. We note that you have distributed $2,198,993 to an affiliate party, Fonon Corporation, during the first half of fiscal 2024, and recorded the distribution in G&A expenses. Please tell us the nature of these transactions and the basis for your accounting treatments.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eiko Yaoita Pyles at 202-551-3587 or Melissa Gilmore at 202-551-3777
with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing